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                                   SCHEDULE A

SPDR DJ Wilshire International Real Estate ETF

     The Adviser shall pay to the Sub-Adviser an annual investment sub-advisory fee equal to [___]% of average daily net assets with respect to SPDR(R) DJ Wilshire International Real Estate ETF. The Sub-Adviser hereby agrees to waive [___]% of its fee on the first $[___] million of average daily net assets. Such fee shall be accrued daily and paid as soon as practical after the last day of each calendar month.

SPDR DJ Wilshire Global Real Estate ETF

     The Adviser shall pay to the Sub-Adviser an annual investment sub-advisory fee equal to [___]% of average daily net assets with respect to SPDR(R) DJ Wilshire Global Real Estate ETF. The Sub-Adviser hereby agrees to waive [___]% of its fee on the first $[___] million of average daily net assets. Such fee shall be accrued daily and paid as soon as practical after the last day of each calendar month.

Dated: May 7, 2008